UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Westport Fuel Systems Inc.

(Exact name of registrant as specified in its charter)

Alberta		N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	IRS Employer Identification No.)

1750 West 75th Avenue, Suite 101 Vancouver, British Columbia, Canada V6P 6G2
(Address of principal executive offices)	(Zip Code)

Bruce Hibbard	(403) 298-8141
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 − Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Westport Fuel Systems Inc. (including its consolidated subsidiaries, the “Company”) evaluated its current product lines and determined that certain products the Company manufactures, or contracts to manufacture, contain tin, tungsten, tantalum and/or gold. The Company conducted a survey of its suppliers and has determined in good faith based upon its due diligence efforts that a portion of its purchased parts, components and materials are “DRC conflict undeterminable” as defined in the Securities Exchange Act of 1934, as amended, and the remainder did not contain conflict minerals. As a result, the Company is providing its Conflict Minerals Disclosure for the year ended December 31, 2020 as Exhibit 1.01 hereto.

Item 1.02 Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Disclosure for the year ended December 31, 2020 is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.wfsinc.com.

Section 2 − Exhibits

Item 2.01 Exhibits

Exhibit 1.01 − Conflict Minerals Disclosure as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ David M. Johnson
Name:	David M. Johnson
Title:	Chief Executive Officer

Date: June 1, 2021